UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                           Commission File Number   1-12800
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            Chubb Executive Risk Inc. (formerly Executive Risk Inc.)
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             (Exact name of registrant as specified in its charter)

   82 Hopmeadow Street, Simsbury, Connecticut 06070; Telephone: (860) 408-2000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

       8.675% Series B Junior Subordinated Deferrable Interest Debentures
                          of Chubb Executive Risk Inc.
          Chubb Executive Risk Inc. Series B Guarantee with respect to
                       8.675% Series B Capital Securities
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            (Title of each class of securities covered by this Form)

            7 1/8% Senior Notes Due 2007 of Chubb Executive Risk Inc.
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [ ]                Rule 12h-3(b)(1)(i)    [X]
         Rule 12g-4(a)(1)(ii)   [ ]                Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)    [ ]                Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)   [ ]                Rule 12h-3(b)(2)(ii)   [ ]
                                                   Rule 15d-6             [ ]

     Approximate number of holders of record as of the certification or notice
date:   10
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     Pursuant to the requirements of the Securities Exchange Act of 1934, Chubb Executive Risk Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               Chubb Executive Risk Inc. as Issuer

Date: August 13, 1999          By: /s/ Gary J. Tully
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                                   Name:  Gary J. Tully
                                   Title: President and Chief Operating Officer


                               Chubb Executive Risk Inc. as Guarantor

Date: August 13, 1999          By: /s/ Gary J. Tully
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                                   Name:  Gary J. Tully
                                   Title: President and Chief Operating Officer